OMB APPROVAL
OMB Number: 3235-0058
Expires: January 31, 2005

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 12b-25

Commission File Number: 0-29583

NOTIFICATION OF LATE FILING

(Check One):

☒     Form 10-K ☐   Form 11-K ☐   Form 20-F ☐   Form 10-Q

☐   Form N-SAR

For Period Ended: December 31, 2002

☐   Transition Report on Form 10-K ☐   Transition Report on Form 10-Q

☐   Transition Report on Form 20-F ☐   Transition Report on Form N-SAR

☐   Transition Report on Form 11-K

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: NOT APPLICABLE

PART I

REGISTRANT INFORMATION

Full name of registrant: LOUDEYE CORP.

Former name if applicable: NOT APPLICABLE

Address of principal executive office (Street and number):1130 Rainier Avenue South

City, state and zip code: Seattle, Washington 98144

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The Company is unable to file its Form 10-K for the fiscal year ended December 31, 2002 within the prescribed timeframe due to additional time required by the Company to close its annual accounting records and adequately prepare its financial statements and related disclosures. The Company recently made changes in management and staffing, including the appointment of the Company's third Chief Executive Officer since December 31, 2002, a restructuring of the Company and a reduction-in-force in March, 2003. These changes have impacted the Company's evaluation of the potential impairment of its goodwill and intangible assets in accordance with SFAS No. 142, Goodwill and Intangible Assets and SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. As a result of these factors, the Company is not able to complete its Annual Report on Form 10-K by March 31, 2003, the required filing date, without unreasonable effort and expense. The Company expects to file the required report within the time granted by this extension.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification: Jerold J. Goade, Jr. (206) 832-4103

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒   Yes ☐   No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒   Yes ☐   No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We anticipate that the Company will report a net loss for the fiscal year ended December 31, 2002 in the range of $30.0 million to $36.0 million, versus a net loss of $76.4 million in the prior fiscal year. The decrease in net loss is primarily the result of a reduction in the amount of special charges incurred, an increase in revenue and a decrease in operating expenses as compared to the prior fiscal year. The Company is reporting a range for its net loss for the year ended December 31, 2002 because the Company is currently in the process of closing its annual accounting records and therefore the results are preliminary and may be subject to change.

We anticipate revenue of approximately $12.7 million compared to $10.4 million in the previous year. We anticipate total cost of goods sold of approximately $13.4 million compared to $12.7 million in the prior year, operating expenses of approximately $24.8 million compared to $38.8 million in the prior year, and special charges in the range of $6.2 to $11.0 million as compared to $37.3 million in the prior year. Special charges are uncertain pending completion of our evaluation of the potential impairment of our goodwill and intangible assets in accordance with SFAS No. 142, Goodwill and Intangible Assets and SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

The report of our independent auditors issued in connection with our audited financial statements for the year ended December 31, 2002 is expected to contain a statement expressing substantial doubt regarding our ability to continue as a going concern. The Company's plans in regard to these matters will be contained in the notes to the financial statements contained in our Form 10-K, including our recent restructuring and efforts to increase revenue, reduce expenses and generate and preserve cash in the near future.

LOUDEYE CORP.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2003	By:	/s/ Jerold J. Goade, Jr. Jerold J. Goade, Jr. Chief Financial Officer

Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.